Filed by Colombier Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Colombier Acquisition Corp.

Commission File No. 001-40457

Date: May 9, 2023

The Tudor Dixon Podcast– Interview with Tudor Dixon, Omeed Malik and Michael Seifert

The Tudor Dixon Podcast

May 8, 2023

Tudor Dixon: Today we’re talking about something interesting, I think. Online ordering, you probably get sucked into ordering your products online or your clothing online, which you pretty much have to these days because if you're gonna buy anything, it's got to be online and this is hard for me I have to admit, I am a mall girl. I grew up going to the mall. The mall when I was a kid was actually more than just going to buy things. It was a social place, like you went to the mall to see boys, to talk to friends, to just hang out. And so, I'm really kind of sad that the mall doesn't exist anymore and I'm terrible at online ordering, especially clothes. One time I had to have a suit, so I wanted a suit that was more of a dress that could have like, a suit with a skirt, right? So, I went to Amazon, and I found, what I thought was, the perfect business suit to wear to something that I had to go to - the day it was coming to my house. You all know what this is like. I'm sure I'm not the only person that last minute buys but I am like a habitual last-minute purchaser. And that's why another reason I like the mall you can try your stuff on. So, I found the suit. It looked great online. It looked great. It comes to my house, and I swear it was a suit coat that was attached to - the whole outfit was - like a costume of a suit. The shirt was a part of the suit coat, and the skirt was a part of the entire suit. And it was made out of this like super heavy swimsuit material. So, it was almost like I could go to a business meeting and then swim afterward. Like I was sort of like a businessperson hero like a superhero businessperson, but it was completely awful and looked terrible. So, I need help from my guests today. Not just for that, but also to find the right places to buy my products because as you've probably also noticed anymore, the businesses that you're used to buying from, they no longer really represent you. I mean, it's hard to find places to even take my daughters where they can see someone that they look up to or that they think they might look like one day because no longer did they advertise to women or men, and it's become a challenge. So, my guest today, they have a solution for that. It is the PublicSq [app]. PublicSq. founder and CEO Michael Seifert and Colombier Acquisition Corporation Chairman and CEO Omeed Malik, welcome to the podcast. Thank you so much for joining me. help me with this online purchasing stuff because I'm really really bad at it.

Michael Seifert: I don't know if we sell swimsuit business suits, but we will certainly add that to the roster.

Tudor Dixon: No, don't it's terrible.

Michael Seifert:  I've never heard of that apparel choice. But I can tell you that if you're looking for a very quality suit, if you're looking for a very quality swimsuit, we have both of those things. And you know what’s cool, Tudor? First of all, thank you so much for having us on. Secondly, we are driven by a desire to meet the needs of consumers for their simple everyday household items or getting a new suit, getting a nice pair of pants, whatever you're looking for. But with one important facet of every transaction. We want to ensure that if you love your country, and if you love truth and reason and if you love family values that you have a marketplace that can serve you in your purchases. Meaning, today, if you go into Target or if you go to any of these major retailers and you look to buy a suit if you look to buy a pair of clothing, whatever you're looking for, they are going to lecture you about things like gender ideology, about political views, and it's become way too much. We're seeing this with Bud Light, we're seeing with Nike, we're seeing with Lululemon. And it's very hard today to find a source of quality products that refuse to lecture you about these things in the purchasing of their products. So, what we've decided to do is create the nation's largest marketplace of lots of different storefronts and businesses that are all – 50,000 plus, actually – that are all driven toward a common purpose: to provide quality products and services that align with the values that have made this country so special in the first place. So that you can know with a blessed assurance that you're not funding companies that are acting antithetical to the United States. And so, that's what we've done at PublicSq.

Tudor Dixon: If that is the plan, and people know that's the plan and these companies know that's the plan on the PublicSq., is it hard to find companies to join? Because, I mean, I feel like it's been such a major attack against conservative values, but also this is just it's pushed in our faces constantly. It's not about the product anymore. It's about whether or not you align with this ideology of the company. So how do you find companies that say, “Yeah, I want to be associated with conservatives,” because that's also seemingly a dirty word now. I mean, we've been talking to other folks about the de-platforming that conservatives go through. When you're a conservative company, you can be kicked out of your bank, you can be kicked out of your online purchasing system, that it's really hard to openly admit you have those values. How do you find folks?

Omeed Malik: So, Tudor, I'll just say that what you just described is the reason why I wanted to take this company public, you hit the nail on the head. I actually think that we've seen like an infringement of liberty at the political level is what's happening in certain states and obviously at this federal government, but it's now expanded to exactly what you're saying, you're seeing purportedly private companies violate our constitutional protections constantly, whether it's around speech, or even our ability to conduct commerce. You know, as you said, consumers are losing their bank accounts. They're being fined by payment processors. That was the angle as a financier that I looked at it at and said, this is a huge, huge problem. We can continue to have free states, but if we can't conduct commerce, we're not actually free.

Tudor Dixon: Right.

Omeed Malik: And the last part of it is I actually think their intent is to have it much more like China where you have social credit scores.

Tudor Dixon: Right.

Omeed Malik: If you don't behave appropriately in that country, you can't get insurance, you can't get a bank account. And I definitely think this is where it's headed. So, what you have just set up is exactly why it is an absolute duty for people who believe in the Bill of Rights to support companies like PublicSq. So, this is more than just a business transaction. It is definitely that and we're really excited to take it public and allow regular Americans to own the stock because we don't have a lot of public companies listed that support us as you just pointed out, but it's also a way to insulate ourselves from the front that you started to describe. We can only be free if we start putting ourselves out there in the private marketplace as well. We've seen it in the private space. They control the other side entirely. They control all the big tech companies that now run our lives. I would equate it for students of history to how the railroads used to be; they used to be controlled by just a few oligarchs, and then you finally had to have them busted up. The modern-day railroads are basically big tech, and all these businesses that control our daily lives. And we're nowhere. Now that said, here's the hopeful part. There's over 100 million of us in this country. So, there's a lot of us, and we basically quantified that as the third largest economy by GDP, and no one's selling to them. So, think about that. The third largest country by GDP, an economy is right here in America, and it's red America. And so, it's a huge opportunity. And so, I'll turn it over to Michael to talk about how he's finding all these businesses, by the way, many of which are medium and small sized businesses that were destroyed during the COVID lockdowns. So, this is another way to stop that wealth transfer that took place in our country to big tech during the lockdowns and give it back to the people. The middle class.

Michael Seifert: Yeah, Tudor, we certainly appreciate your stance during the COVID season of making sure that everyone knew that they were essential. Everyone is essential, everybody's job is essential.

Tudor Dixon: Right.

Michael Seifert: And what happened? The corrupt actions of our federal government and many state governments around the country to start categorizing our economy based upon essential and non-essential businesses was - it was one of the greatest crime against humanity I've witnessed in a long time, because what it did is it made this sort of fascist oligarchic society emerge where if you're a business and you are willing to parrot the message of the government, you will receive special favors. So, you had some businesses that were willing to do what the government would say, and they were deemed essential. But if you had a business that spoke out too much, or wanted to honor the freedoms of their consumers, they were deemed non-essential, even though they were providing the same services. We got our start during COVID. That season was really inspirational for us to start this company because while we have witnessed corporate America going largely hyper progressive over the last decade, COVID was sort of the straw that broke the camel's back for us. What we have learned, and this is really the heart of your question, is that when we took a chance with this company, believing that there would be this market that was ready for us and a group of consumers that were hungry enough to spend their money on the platform of their values - It was sort of a question mark as to how receptive will businesses be. I have been blown away and my expectations have been blown out of the water. Every single day we're seeing hundreds of new business vendors sign up from all different industries. If you're looking for a bank, healthcare institutions, insurance providers, clothing shops, coffee stores, I mean, it's just amazing to witness the myriad. The shoes I'm wearing right now are from a great PublicSq. business. My tie is from a PublicSq. business. If you are looking to unsubscribe from the corrupt system that has tried to convince you there are only a few businesses, you have the ability to choose from and they've tried to convince you to forget Small Business America. We're here with the opposite message, which is that over 90% of our marketplace today - 50,000 plus vendors - are small businesses, they make our country special, they're going to serve your needs with quality at the forefront. And you can know that you're not going to live under the threat of cancellation or under political lecturing in the process. The movement is growing, and I guarantee you too, Tudor, that you will have people after this podcast here, this great show, that we'll sign up as businesses and say, “Hey, we want our voice to be heard. We want to join the movement.” That's what happens anytime we have media like this, and it's so cool to witness how the businesses are actually seeing a liberating market experience because they're getting to live out their values. And let these consumers know the right but they're also seeing a lucrative one, their profits are increasing through their presence on the platform. And that's the sweetest thing of all.

Tudor Dixon: So how do you stay in business though? You must have to bank. You also have an app. How do you stay on the App Store? How do you know that that is guaranteed because it seems as though the leftist once they feel threatened, they figure out a way to get you canceled and now you talked about a social credit score. I'm not sure everybody totally understands what that means and what happens in places like China where your social credit goes down and that can be for an individual, that can be for a business, but eventually your entire life, you can be stopped from doing anything. If you think about how much, today, of our lives are interacting online. I mean, your email is online. You can have your email server taken away and your phone can be shut down. Essentially you can be blocked from getting apps over time you can be blocked from banking, all of these things that happen in China could come here. So how do you get around that at your company?

Omeed Malik: I'll just make a separate point. And then we're going to talk specifically about what you know Michael is doing. So, one of the ways that we're trying to do it is we also have a fund called 1789 Capital that is trying to finance exactly the kinds of businesses that you're describing. The reason why we had to take PublicSq. public, though, is if you think that we need this new economy, which I know we all agree on, and we know there's demand for it. The foundation of a new economy always has to be an exchange, which is how do buyers and sellers find each other. PublicSq is effectively the Amazon for us, okay? And that's the central linchpin of an economy. So, he kind of has to be first because you can have a lot of pillow companies and coffee companies. But if they can't find the customer, that's only like one monoline product. Everybody can find everybody on this. We don't need to just shoot Bud Light cans. As funny as that is, we can actually go buy a beer that we like, and you can find it on his app. He had an 800% increase on beer after that happened with Bud Light. So, what we are going to do simultaneously to taking this company public and then have the people have the opportunity to support it by buying the stock, making it as powerful as some of these other businesses you're talking about is step one, but we actually have to finance an entirely replicated economy simultaneously, so that they can do the types of things you're talking about. So, when you're talking about the plumbing of the internet, which you've rightfully pointed out is where we're vulnerable web hosts, payment processors, all of those things have to have a free speech-oriented business, that we will finance and start ourselves. We cannot rely on the other side because then we're ceding all of our power. It's exactly why you saw another company more in the speech area, called Rumble, go public, which is an alternative, as I'm sure you're familiar, to YouTube--

Tudor Dixon: Right.

Omeed Malik: --because YouTube is owned by Google, which I hope most people know. And that's why during COVID you couldn't see any alternate views on what was actually going on during that period of time. And they were calling it misinformation. But almost all of those things now have come true that they were censoring, and that's a horrifying prospect. And so, this is America waking up to Michael's point, is just a regular American, during COVID his eyes were open, and that's what this was a solution to. So, we definitely need to get a lot smarter. It's very important what you're talking about. People need to understand what's going on in China, because not only they're our enemy, they want us to live like that.

Tudor Dixon: Right.

Omeed Malik: They don't have rights in China. Most people don't even know they don't even have a bill of rights in the United Kingdom. And that's like our closest ally. That's what makes America so special is a Bill of Rights, emphasis on family and a robust middle class. That's how you have an actual democracy. So, think about the things that are being attacked right now. It's the middle class. It's the family. And it's our Bill of Rights. That's what we have to protect. And that's part of the solution. So, I'll turn it over to some of the steps you're taking.

Michael Seifert: Well, you asked a great question, which is how are we ourselves staying protected amidst this rather chaotic economic environment where many actors seem to be acting very opposed to us? And I'll say that we're trying to practice what we preach as best as we can by utilizing our own network. What's very cool is that we bank for example, with a bank that we found on our own platform. And so, when we had Chase threatened to cancel us, because they were questioning us on our conservative views, which actually happened -

Tudor Dixon: Seriously? I mean, they really came after that specifically?

Michael Seifert: Our bank called us in the fall of 2021 when we were just getting started, and they asked us, “Hey, we're a little concerned about this conservative messaging. Can you tell us more about that?” We said absolutely not. You're our financial institution. You should not even have the authority to ask us that. You are our service provider, not the other way around. We don't owe you anything. And so, we actually left them. We closed our accounts with them immediately. We found a bank that's on our own app. And we utilize that for all of our business banking. We still use them today. Axos bank, A-x-o-s, they're great. And so, we know what the blessed assurance that for so many different facets of our business were covered. Because we have people that, you know what, I'll throw out another name there. That's been really great to us. And it's an awesome SMS provider that helps us with push notifications and things. They're called Braze. They're a big provider and they're not necessarily with us politically, but they're not against us. And they said, you know what, we actually respect your right to do business. And we're proud to partner with you, regardless of your views about things because we would do the same for the other side. And we want you to know that we're happy to help you. And so, there are amazing businesses like that as well that maybe necessarily wouldn't be on our platform. But what they would say is that we're not going to cancel you because of your political views. We're glad to have your business. And so, what we're really doing today, we're shifting the way the economy is working, we're putting money back in the hands of We the People, we're allowing them to have a voice again. And we're doing that because we are those consumers. That's my wife and I, that's Omeed and his family. I mean, that's the - we’re the people that we built this app for and, and I will tell you that thankfully, communities around the country are changing one PublicSq. business at a time.

Tudor Dixon: So, you just launched this nationwide nine months ago. Now, people are probably saying, “Okay, how many people? How many vendors could they really have”, but you've amassed quite a few vendors on the site. Is that true?

Michael Seifert: Over 50,000. And not only that, we have tripled in growth from January on our daily unique sessions on the platform. So, we're seeing a lot of usage uptick over the course of the past few months as the platform continues to grow and evolve and more consumers and businesses are joining. So, it's pretty neat to watch the way the marketplace is compounding because people feel connected again, they don't feel alone anymore. In fact, there was one lady that reached out recently that said, “Hey, I feel like I have 6,000 new friends, because I am connected to this community in my state that I can really feel proud to stand behind.” So that's at the heart of all of this is that we want to feel like we're represented. We don't want to feel alone, and we want to know that we're not spending money on abortion when I'm just trying to buy a cup of coffee. And when we can meet other people that have that same desire, it creates a cool network effect.

Tudor Dixon: And when I'm on the app, it will say this brand is not supporting your values because and you should use this brand instead. So how often is that the case if somebody's looking for something, does it point out this is why? Or how does that always work?

Michael Seifert: That's a great question. We have what are called buy-ditch campaigns. I'm only a fan of a boycott if there's an alternative that you can go to. I'm not a fan of the boycott just for a political move. I would rather there be action associated with it. That's our stance on these things. And so, what we'll do often is if you join the app, if you download it from the App Store or Google Play, or you head to PublicSQ.com. You're gonna see on their featured page, which is basically our highest quality content we display to people. It shifts by the day and it's great and fresh. You're gonna see things called buy-ditch campaigns where we'll show you an example of a company that has abused our values and then we'll show you an alternative that you should go to so for example, last week, we highlighted Tampax that was utilizing Dylan Mulvaney, a biological male, to endorse their tampons. We said you should probably ditch them because it feels like they've lost the narrative here. And you should instead go to this company called Garnuu, which is a fantastic company that's on our platform that respects the identity of women and wants to know that they're, they're protected. And so, we have all different industries where we'll showcase hey, here's an example you shouldn't go to. But we want to be action oriented. You should go here instead because they're proud to stand with you and your values. They're not going to cancel you. And what's very neat, too, is that a majority of time they'll actually give discounts to consumers for shopping there. So, you can receive incentive for spending money in alignment with your values.

Omeed Malik: Does anyone know who Dylan's agent is, by the way? Because I love to know.

Tudor Dixon: Yeah, right. That's what we need to know. I mean, think about that alone. When I see that because obviously, I have a bunch of preteen girls in my house. I've got four daughters, and that's their market. It is not the 25-year-old or the 30-year-old because they're pretty set in their ways by that point. They know what products they use. So, their market is these young girls. And when I was a kid tampon and Maxi Pad commercials would come on, and they would kind of explain what it was like to be in the school day and what you needed and how that worked. And now you don't talk about how it works at all because where's Dylan putting it? I mean, he doesn't know how it works. You know, now it's just a fad. And that's not that's not what young girls need. Because I see my daughters right now. They have a lot of questions, and the brands are not answering those questions. And obviously, those questions come from home as well. I mean, mom goes through and talks to them about that. But in some cases, Mom's not there. And that means you need to find a vendor that you trust that is going to talk directly to you. But I mean, how did this happen that you have someone like Dylan Mulvaney coming out and talking about tampons, but also, I mean even Nike coming out and kind of making a mockery of women saying “I'm working out” but it's not a workout and certainly there's no need for support there on a sports bra. So, what are they saying to their clientele and how many - how has that driven people to you because you talked about Bud Light, too. You talked about beer suddenly going wild on your site after Bud Light. So how do you think that's affecting the majority of consumers because if we're listening to what people are saying on the news, I mean, if you're listening to Chuck Todd, everybody loves this stuff, and we have to continue it. But it seems as though the silent folks are saying I'd rather buy from someone who gets what I need.

Omeed Malik: When the framers were working on our foundational documents in this country, they worried about what was called tyranny of the majority. What we have now is tyranny of the minority. So exactly the opposite of what they thought was going to happen has happened here. We have a small, very vocal class of people that are trying to dramatically change culture for the worse and it is not adopted by most people. And we have to ask ourselves, where are these kinds of moral panics coming from? So, I think a lot about these issues and talk about them. So, I do have a view. I think what you're describing these corporations doing just like you're seeing at the university level, is a form of indoctrination. It's not as innocent as just having somebody there who's easy to lampoon. There's something much more serious and sinister going on, and I think it goes back to one of the attacks on the three prongs I mentioned, which is that a family. Every authoritarian movement that wants government dependence has to first dismantle the family. And so -

Tudor Dixon: Yeah.

Omeed Malik: these kinds of movements are meant to disrupt the nuclear family which is, just like the middle class, a bulwark against authoritarianism. So, that is why this is happening. It is being done at the behest of certain folks that don't share the values we're talking about at the top that have a lot of power, but it's also being done by our explicit enemies like the Chinese Communist Party.

Tudor Dixon: Yeah.

Omeed Malik: So, for example, look at a product like TikTok, it is absolutely pathetic that as a country, we don't have the fortitude to ban that. It is a digital Trojan horse that's been sent in here as kind of a modern-day opium war against the United States. It is revenge for what we did to them several 100 years ago. What it is doing is promoting these kinds of things to young impressionable children. And at the same time, the app at home in China shuts off after a few hours so they can't be on it all day and teaches them math and science. Here, they're telling our children to do dangerous challenges that can be life threatening. It encourages them to engage in horrible behavior that they then save on Chinese servers to potentially use as blackmail when they get older. And then, what we just talked about with some of these perverted things that are pushing on young impressionable kids. I would just say that the CIA does not have a monopoly on sectarian violence abroad. Other people can figure out how to cause issues in our country too. And they're doing that at the family level.

Tudor Dixon: Why are we so afraid, though, of coming out and saying this? I mean, I heard a young conservative just earlier today on the news come out and say, you know, I'm doing - I'm working for I don't know one of the big conservative networks for the political world. And they asked him, “Well, what do you think about the ban on TikTok?” And he said, well, I mean, right now, we just have conservatives who aren't on TikTok and Democrats are doing a great job of reaching kids there. And I think that we need to be there. How do you first of all, get across to adult lawmakers, but then battle it when adult lawmakers don't see the need for national security? I mean, really, I have talked to people about the threat of China, and it's as if they just have no idea that there is a superpower out there that is a danger to us. And really, I say that because they now have the largest Navy in the world. They are a powerhouse when it comes to manufacturing and shipping and making a ton of money off of other countries. They've overtaken us in both of those areas. And it seems as though we're just acting like Ho, hum, what could possibly happen to us? Oh, look at that balloon that just floated by, how sweet. I mean, we are not taking this seriously. So how do we convince people you have got to be smart consumers and go to places that are going to protect not only your interest, not only your family, but the national interest, national security?

Omeed Malik: It's - I'm going to turn on a mic on the specific solution there because it's such a good framing. We talked about liberty at the beginning, but this has now become a national security issue. When was the last time a major Hollywood picture depicted the Chinese in a negative way?

Tudor Dixon: Hmm.

Omeed Malik: I don't think anybody in this room can think of one and I'll tell you, it’s about 2001 with a movie called Red Corner starring Richard Gere. Richard Gere doesn't have a career anymore in Hollywood in major production companies because he's anti-China. They have bought off our culture. So, we'd like to say that politics is downstream from culture. The reason that most Americans don't know any of this, it's not like when I grew up watching Rocky IV or Rambo, I knew the Soviets were a problem.

Tudor Dixon: Right.

Omeed Malik: I only knew about that because Hollywood, at that point, was actually acting in the interest of our country. Now Hollywood, academia and other indoctrination centers have been completely bought off by the Chinese Communist Party, because they knew that our allegiance to money is more important than anything else.

Tudor Dixon: You got LeBron James supporting them.

Omeed Malik: Yeah. Which and he talks a lot about the injustices of slavery. There is modern day slavery going on there right now making our products and they're silent on that. Because again, the NBA is by and large, a cooperative organization by the Chinese Communist Party as well. So, we have to change the policies at the top level federally to say that there are penalties and sanctions against doing business with a foreign power the same way we have the same sanctions on Russia. You couldn't think of a multinational company during the Cold War, doing business with the Soviet Union.

Tudor Dixon: Right.

Omeed Malik: But that's happening right now. That's the analogy. We need to continue to hammer it home and put pressure on our politicians who were probably brought off.

Tudor Dixon: So, that really goes to the fact that this is in our music. This is in our news. It's in all the TV that we watch. It's in all the movies, or as you're pointing out, I mean, it's lacking there. The warning is not there. The embracing is there. The warning is not there. Whereas it used to be that you had Hollywood on board with national security and now it seems like that has gone by the wayside. So does PublicSq. at some point, have its own Netflix? How do we - we've seen conservatives try to enter that space. It just doesn't work. How do we get there?

Michael Seifert: Well, I think that part of the most effective way to getting there is recognizing our unique placement in the market and nailing it before we scale it. I think sometimes we can desire to boil the ocean, and we'll get lost in this, this facade that you know what, I can't change anything until I change everything. And it's like that's actually not the way forward. The right way forward is by picking one thing, crushing it at that, showcasing that as an example of what could be so then the 1789 Capitals of the world and the banks of the world start to rally around those examples of really well executed mission driven companies that are vital to the national interest. And then that carries over into industry after industry after industry. We have a lot of people, Tudor, that reach out and they say well you know what, I still have an iPhone, like we still drive their cars like they just own and control too much. We're never going to win. So, what's the point of even trying? And my rebuttal is very simple. It took the authoritarians in our country decades to build this woke corporate society we live in now. So, it's going to take time to reverse it to, but it'll never start unless we start somewhere. And so, for us, we believe that the solution is let's beat Amazon. Let's create a shopping experience that is well resourced, well capitalized and excellent in execution. Let's build on it. Let's hear the needs of our consumers and make sure that we're providing real value. Let's have it be a cultural movement, not just a political one. So today, we have country music stars, action sports athletes, major entertainers that are rallying around this marketplace, because it's so much bigger than just politics. It is truly vital to our way of life as Americans. Let's nail that.

Tudor Dixon: Absolutely.

Michael Seifert: Then, let PublicSq. be an example. Let's let it be an example to the entertainment industry. Let’s let it be an example to music and to finance. And we believe that ultimately a rising tide lifts all ships. And we hope that this tide of patriotism will be one that really starts with us. We believe we're at the forefront of something, but we believe we are so early. I have a generational outlook on this. And I think that's how we need to win. China has a generational outlook on the future. They think of things in centuries, not just minutes like we do.

Tudor Dixon: Right. Not eight years.

Michael Seifert: Exactly. We have to change that if we want to win.

Omeed Malik: They entered the WTO in 2000, 2001. So, you know, we're 22 years into this failed experiment. And we're looking at things based on an election cycle. Look, we could all be doing other things. You know, it's not typical for a Wall Street person like me to put himself out there. I'm doing it because I want what's best for my daughter, my family. You have to do this. Otherwise, our way of life is going to go so we're at the top of the first so people can say oh, well what about this or that? This is right now the way I like to equate it the way that ESG fraud started in 2011 and became a multi-trillion-dollar scam. We're actually doing something that's not just a marketing scam the way ESG is, and we can be trillions of dollars. If we all just come together. People need to come together, work together, and we have to start somewhere. And I think we're providing literally the most elegant solution you could possibly think of to start the movement which is, are you sick of giving your money to people that hate you? Yes, or no?

Tudor Dixon: Right, yeah.

Omeed Malik: Do you want to give money to people that like you? Sounds pretty odd.

Tudor Dixon: If you are and you wanted to, then go off and build the next Netflix for conservatives or something. You go to PublicSq. and you find a bank that's going to help you, right?

Omeed Malik: Exactly. You can find all that stuff. So that's why, as you're pointing out, it's the perfect solution. We just need people to take that first step. And what's great about it is we're not asking for anyone to spend more money than they're already spending. So, it's already money that you're throwing away to help someone that's hurting you. So, take that same dollar and put it into something that's positive. It's like, to me, the easiest decision you could possibly make.

Tudor Dixon: Well, tell our listeners where they go, how they find PublicSq., what they should do to help spread the word, everything.

Michael Seifert: Would be happy to. Thanks so much for having us on. You can head to PublicSq.com to get started. So, whether you're a consumer or a business and you're looking to join it's totally free to sign up. We're never gonna ask you for money. You can join at PublicSq.com for a business or consumer. That's also where you'll find links to the app store or to Google Play. So that's kind of our single source of truth, the best first step, and then obviously you can learn more about Colombier.

Omeed Malik: We're $CLBR on the New York Stock Exchange, and you can read all about us and this transaction is happening if you're interested in supporting.

Tudor Dixon: Awesome. Thank you so much, Michael Seifert. Omeed Malik, thank you so much for being on today. We appreciate it. And we wish you the best of luck with PublicSq. I will be on there today trying to find an actual suit that I can wear.

Michael Seifert: Awesome, thank you.

Omeed Malik: Thank you.

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Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”), Colombier Acquisition Corp. (“Colombier”) has filed a registration statement on Form S-4 (as may be amended or supplemented from time to time, the “Form S-4” or the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include a preliminary proxy statement and a prospectus in connection with the Proposed Transaction. STOCKHOLDERS OF COLOMBIER ARE ADVISED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, ANY AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT, THE PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. HOWEVER, THIS DOCUMENT WILL NOT CONTAIN ALL THE INFORMATION THAT SHOULD BE CONSIDERED CONCERNING THE PROPOSED TRANSACTION. IT IS ALSO NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION OR ANY OTHER DECISION IN RESPECT OF THE PROPOSED TRANSACTION. When available, the definitive proxy statement and other relevant documents will be mailed to the stockholders of Colombier as of a record date to be established for voting on the Proposed Transaction. Stockholders and other interested persons will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement, the Registration Statement and other documents filed by Colombier with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov.

Colombier’s stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Colombier Acquisition Corp., 214 Brazilian Avenue, Suite 200-A, Palm Beach, FL 33480; e-mail: IRCLBR@longacresquare.com. These documents, once available, can also be obtained, without charge, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Colombier, PSQ Holdings, Inc. (“PublicSq.”) and their respective directors and executive officers may be deemed participants in the solicitation of proxies of Colombier’s stockholders in connection with the Proposed Transaction. Colombier’s stockholders and other interested persons may obtain more detailed information regarding the names, affiliations, and interests of certain of Colombier executive officers and directors in the solicitation by reading Colombier’s final prospectus filed with the SEC on June 9, 2021 in connection with Colombier’s initial public offering (“IPO”), Colombier’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 22, 2022 and Colombier’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Transaction, which may, in some cases, be different from those of stockholders generally, will be set forth in the Registration Statement relating to the Proposed Transaction when it becomes available. These documents can be obtained free of charge from the source indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended or an exemption therefrom.

Forward-Looking Statements

This communication may contain forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained herein are forward-looking statements. Such forward-looking statements include, but are not limited to, expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding PublicSq. and the Proposed Transaction and the future held by the respective management teams of Colombier or PublicSq., the anticipated benefits and the anticipated timing of the Proposed Transaction, future financial condition and performance of PublicSq. and expected financial impacts of the Proposed Transaction (including future revenue, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the Proposed Transaction, financing transactions, if any, related to the Proposed Transaction, the level of redemptions of Colombier’s public stockholders and the products and markets and expected future performance and market opportunities of PublicSq. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “might,” “strategy,” “opportunity,” “plan,” “project,” “possible,” “potential,” “project,” “predict,” “scales,” “representative of,” “valuation,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, without limitation: (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of Colombier’s securities, (ii) the risk that the Proposed Transaction may not be completed by Colombier’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Colombier, (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including, among others, the condition that Colombier has cash or cash equivalents of at least $33 million (subject to reduction for (x) transaction expenses of Colombier and PublicSq., up to an aggregate of $15 million, and (y) the aggregate amount of any private financing transactions by PublicSq. consummated prior to closing in accordance with the terms of the Merger Agreement (as defined below)), and the requirement that the definitive agreement related to the business combination between Colombier and PublicSq. (the “Merger Agreement”) and the transactions contemplated thereby be approved by the stockholders of Colombier and by the stockholders of PublicSq., respectively, (iv) the failure to obtain regulatory approvals, as applicable, required to consummate the Proposed Transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the Proposed Transaction on PublicSq.'s business relationships, operating results, and business generally, (vii) risks that the Proposed Transaction disrupts current plans and operations of PublicSq., (viii) the outcome of any legal proceedings that may be instituted against PublicSq. or against Colombier related to the Merger Agreement or the Proposed Transaction, (ix) the ability to maintain the listing of Colombier’s securities on a national securities exchange, (x) changes in the competitive market in which PublicSq. operates, variations in performance across competitors, changes in laws and regulations affecting PublicSq.'s business and changes in the combined capital structure, (xi) the ability to implement business plans, growth, marketplace and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities, (xiii) the potential inability of PublicSq. to achieve its business and customer growth and technical development plans, (xiv) the ability of PublicSq. to enforce its current or future intellectual property, including patents and trademarks, along with potential claims of infringement by PublicSq. of the intellectual property rights of others, (xv) risk of loss of key influencers, media outlets and promoters of PublicSq.’s business or a loss of reputation of PublicSq. or reduced interest in the mission and values of PublicSq. and the segment of the consumer marketplace it intends to serve and (xvi) the risk of economic downturn, increased competition, a changing regulatory landscape and related impacts that could occur in the highly competitive consumer marketplace, both online and through “bricks and mortar” operations. The foregoing list of factors is not exhaustive. Recipients should carefully consider such factors and the other risks and uncertainties described and to be described in the “Risk Factors” section of Colombier’s initial public offering prospectus filed with the SEC on June 9, 2021, Colombier’s Annual Report on Form 10-K filed for the year ended December 31, 2021, as filed with the SEC on March 22, 2022 and subsequent periodic reports filed by Colombier with the SEC, the Registration Statement to be filed by Colombier in connection with the Proposed Transaction and other documents filed or to be filed by Colombier from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Recipients are cautioned not to put undue reliance on forward-looking statements, and neither PublicSq. nor Colombier assume any obligation to, nor intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Neither PublicSq. nor Colombier gives any assurance that either PublicSq. or Colombier, or the combined company, will achieve its expectations.

Information Sources; No Representations

The communication furnished herewith has been prepared for use by Colombier and PublicSq. in connection with the Proposed Transaction. The information therein does not purport to be all-inclusive. The information therein is derived from various internal and external sources, with all information relating to the business, past performance, results of operations and financial condition of Colombier derived entirely from Colombier and all information relating to the business, past performance, results of operations and financial condition of PublicSq. derived entirely from PublicSq. No representation is made as to the reasonableness of the assumptions made with respect to the information therein, or to the accuracy or completeness of any projections or modeling or any other information contained therein. Any data on past performance or modeling contained therein is not an indication as to future performance.

No representations or warranties, express or implied, are given in respect of the communication. To the fullest extent permitted by law in no circumstances will Colombier or PublicSq, or any of their respective subsidiaries, affiliates, shareholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of the this communication (including without limitation any projections or models), any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of PublicSq. has been derived, directly or indirectly, exclusively from PublicSq. and has not been independently verified by Colombier. Neither the independent auditors of Colombier nor the independent auditors of or PublicSq. audited, reviewed, compiled or performed any procedures with respect to any projections or models for the purpose of their inclusion in the communication and, accordingly, neither of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of the communication.